SCHEDULE 13G

Amendment No. 2
Nokia Corporation
American Depository Receipts
Cusip # 654902204
Filing Fee: No


Cusip # 654902204
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	133,280
Item 6:	None
Item 7:	3,091,380
Item 8:	None
Item 9:	3,091,380
Item 11:	58.88%
Item 12:	HC




Cusip # 654902204
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	3,091,380
Item 8:	None
Item 9:	3,091,380
Item 11:	58.88%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Nokia Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2300 Valley View Lane, Suite 100
		Irving, TX  75062

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		American Depository Receipts

Item 2(e).	CUSIP Number:

		654902204

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	3,091,380

	(b)	Percent of Class:
	58.88%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	133,280

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	3,091,380

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depository Receipts of Nokia Corporation. The interest of one person, Fidelity Magellan Fund, an investment company registered under the Investment Company Act of 1940, in the American Depository Receipts of Nokia Corporation, amounted to 555,200 shares or 10.58% of the total outstanding American Depository Receipts at February 28, 1995. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the American Depository Receipts of Nokia Corporation, amounted to 500,000 shares or 9.52% of the total outstanding American Depository Receipts at February 28, 1995. The interest of one person, Fidelity Blue Chip Growth Fund, an investment company registered under the Investment Company Act of 1940, in the American Depository Receipts of Nokia Corporation, amounted to 445,900 shares or 8.49% of the total outstanding American Depository Receipts at February 28, 1995. The interest of one person, Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940, in the American Depository Receipts of Nokia Corporation, amounted to 440,600 shares or 8.39% of the total outstanding American Depository Receipts at February 28, 1995. The interest of one person, Fidelity Variable Insurance Products Growth Fund, an investment company registered under the Investment Company Act of 1940, in the American Depository Receipts of Nokia Corporation, amounted to 385,000 shares or 7.33% of the total outstanding American Depository Receipts at February 28, 1995.




Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the American Depository Receipts of Nokia Corporation at
February 28, 1995 is true, complete and correct.



	March 9, 1995
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,868,800 shares or 54.64% of the American Depository Receipts outstanding of Nokia Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Magellan Fund, amounted to 555,200 shares or 10.58% of the American Depository Receipts outstanding. Fidelity Magellan Fund has its principal business office at 82 Devonshire
Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Contrafund, amounted to 500,000 shares or 9.52% of the total outstanding American Depository Receipts at February 28, 1995. Fidelity Contrafund has its principal business office at 82 Devonshire Stree, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Blue Chip Growth Fund, amounted to 445,900 shares or 8.49% of the total outstanding American
Depository Receipts at February 28, 1995. Fidelity Blue Chip Growth Fund has its principal business office at 82 Devonshire Stree, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Growth Company Fund, amounted to 440,600 shares or 8.39% of the total outstanding American Depository Receipts at February 28, 1995. Fidelity Growth Company Fund has its principal business office at 82 Devonshire Stree, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Variable Insurance Products Growth Fund, amounted to 385,000 shares or 7.33% of the total outstanding American Depository Receipts at February 28, 1995. Fidelity Variable Insurance Products Growth Fund has its principal business office at 82 Devonshire Stree, Boston, Massachusetts 02109

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 2,868,800 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 198,080 shares or 3.77% of the American Depository Receipts outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 198,080 shares and sole power to vote or to direct the voting of 108,780 shares, and no power to vote or to direct the voting of 89,300 Shares of American Depository Receipts owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d and Abigail P. Johnson each own 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 24,500 shares or 0.47% of the American Depository Receipts outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 10.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 24,500 shares or 0.47% of the American Depository Receipts outstanding of Nokia Corporation.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their Boards of Directors are generally composed of different individuals. Other than when one serves as a subadviser to the other, their investment decisions are made independently, and their clients are different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

	FIL has the sole power to vote and the sole power to dispose of 24,500 shares.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 9, 1995, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the American Depository Receipts of Nokia Corporation at February 28, 1995.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Magellan Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Contrafund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Blue Chip Growth Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Growth Company Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Variable Insurance Products
Growth Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary